Exhibit 99.60

NEWS RELEASE

Aurinia Announces US$52 Million Private Placement

Victoria, BC, February 14, 2014 – Aurinia Pharmaceuticals Inc. (TSX-V:AUP) (“Aurinia” or the “Company”) today announced that it has completed, subject to regulatory approval, a US$52 million private placement (the “Offering”). Aurinia intends to use the net proceeds from the Offering to advance the clinical and nonclinical development of its lead drug candidate, voclosporin, as a therapy for lupus nephritis and for general corporate purposes.

The financing was led by venBio, New Enterprise Associates (NEA), Redmile Group, RA Capital Management, Great Point Partners, and Apple Tree Partners, with participation from various other institutional investors, including existing shareholders Lumira Capital, ILJIN Life Science Co. Ltd. and Difference Capital.

“We greatly appreciate the confidence shown by such high-quality life science investors in leading this financing,” commented Stephen Zaruby, Aurinia’s President and Chief Executive Officer. “This has provided us with the necessary resources to begin implementing our strategic plan, including the launch of a phase 2B study of voclosporin in lupus nephritis.”

Details of the Offering

Under the terms of the Offering, Aurinia issued 18,919,404 units (the “Units”) at a subscription price per Unit of US$2.7485 (C$3.038), each Unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (a “Warrant”), exercisable for a period of five years from the date of issuance at an exercise price of US$3.2204 (C$3.56). In addition, in the event that the Company does not reduce the size of its Board of Directors to seven directors within 90 days following closing, an additional 0.1 Warrants will be issued for each Unit purchased by a subscriber for every additional 90 day period delay, up to a maximum of 0.35 Warrants per Unit. This represents a maximum of 6,621,791 additional Warrants. If the Company does not obtain approval to list its common shares on NASDAQ within 12 months following the closing, the Company has agreed to issue an additional 0.1 Warrants for each Unit purchased by a subscriber for every 90 day period delay, up to a maximum of 0.35 Warrants per Unit. This represents a maximum of 6,621,791 additional Warrants. All securities issued in connection with the Offering will be subject to a four month hold period from the date of issuance in accordance with applicable securities law, which expires on June 15, 2014 for the securities issued at closing.

A Canadian dollar translation of U.S. dollar amounts is provided using the Bank of Canada closing exchange rate on February 10, 2014, the date of the closing price applicable to the price reservation form filed by Aurinia for the Offering, of C$1.00:US$0.9046.

Leerink Partners LLC acted as lead placement agent and Cannacord Genuity Inc. acted as co-placement agent for the Offering. The placement agents were paid a cash commission of 7.5% on certain subscriptions.

The common shares in the Offering and the common shares issuable upon the exercise of the Warrants have not been registered under the Securities Act of 1933, as amended, or state securities laws and may not be offered or sold in the United States without being registered with the Securities and Exchange Commission (the “SEC”) or through an applicable exemption from SEC registration requirements. The common shares and Warrants were offered only to accredited investors.

Appointment of Director

In connection with the Offering, the Company is also pleased to announce the appointment of Kurt von Emster, a founding partner of venBio, as a member of its Board of Directors, effective immediately. Prior to joining venBio, Mr. von Emster was Managing Director at MPM Capital from 2001 until 2009, where he founded and managed the MPM BioEquities Fund, a cross-over fund investing in public and private life sciences companies. Mr. von Emster also spent 11 years at Franklin Templeton, most recently as the founder and Portfolio Manager of the Morningstar five-star rated Franklin Biotechnology Discovery Fund. He is a Chartered Financial Analyst, a member of the Association for Investment Management and Research and of the Security Analysts of San Francisco. Mr. von Emster received his B.S. degree from the University of California at Santa Barbara.

“Mr. von Emster’s extensive record of accomplishment as a portfolio manager, and his experience as a corporate director will bring a seasoned investor-centered perspective to the Board,” said Mr. Zaruby. “We are excited to welcome Kurt and look forward to his guidance as we work to bring voclosporin to market as an important new therapy for lupus nephritis.”

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. Its lead drug, voclosporin, is a novel calcineurin inhibitor. Many members of Aurinia’s current leadership team are former senior managers of Aspreva Pharmaceuticals (“Aspreva”), which Galenica acquired for C$915 million in 2008. While at Aspreva, this management team executed one of the largest and most important lupus nephritis studies ever conducted, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurinia holds global rights to all indications for voclosporin and has development and commercialization partners in Canada, Israel, South Africa and Greater China. Aurinia also holds certain rights to exploit the ALMS database. More information is available at www.auriniapharma.com.

Forward-looking Statements

This press release contains forward-looking statements. The forward-looking statements may include, without limitation, statements regarding the ability of the company to conduct clinical trials and to obtain the necessary regulatory approvals for its products, the Company’s intention to seek approval to list its common shares on NASDAQ within 12 months and the Company’s intention to reduce the size of its Board of Directors to seven within 90 days.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward looking statements. Such risks and uncertainties include, among others, the ability of the Company to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships, the need to raise additional capital and the effect of capital market conditions and other factors on capital availability, the potential of its products, the success and timely completion of clinical studies and trials, the Company’s and its partners’ ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis, the Company’s ability to successfully obtain shareholder approval to change the size of its board of directors, the Company’s ability to obtain the necessary regulatory approvals for listing its common shares on NASDAQ. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. For additional information on risks and uncertainties relating to these forward-looking statements, investors should consult the Company’s information circular dated July 19, 2013, as well as its ongoing quarterly filings, annual reports and its most recent Annual Information Form and other filings found on SEDAR at www.sedar.com.

We seek Safe Harbour.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Company Contacts:

Stephen W. Zaruby

President & CEO

250-708-4293

szaruby@auriniapharma.com

Michael R. Martin

Chief Operating Officer

250-708-4272

mmartin@auriniapharma.com

Dennis Bourgeault

Chief Financial Officer

780-487-1600 (226)

dbourgeault@isotechnika.com

Investor & Media Contact:

Stephen Kilmer

647-872-4849

stephen@kilmerlucas.com